February 6, 2007

VIA EDGAR and HAND DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0407

Attn.:	Michele M. Anderson
Legal Branch Chief
Division of Corporation Finance

Re:	PAETEC Holding Corp.
Registration Statement on Form S-4
Amendment No. 3
File No. 333-138594

Ladies and Gentlemen:

Under cover of this letter, PAETEC Holding Corp., formerly WC Acquisition Holdings Corp. (the “Company”), hereby files with the Commission pre-effective Amendment No. 3 to the Company’s registration statement on Form S-4 (the “Amendment”). On behalf of the Company, we are furnishing the Commission staff by hand delivery three marked and two unmarked courtesy copies of the Amendment in typeset format. Each marked courtesy copy shows all changes to the registration statement as amended by Amendment No. 2 filed with the Commission on January 26, 2007.

The Amendment reflects changes made in response to the Commission staff’s letter of comment dated February 2, 2007. The Company and, where applicable, PAETEC and US LEC have responded to all of the staff’s comments. In addition, the Amendment reflects the update of the outstanding share and beneficial ownership information included in the registration statement from November 30, 2006 to January 31, 2007. The Company’s responses to the staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments in the staff’s letter and to the additional comment. To facilitate the staff’s review of disclosures made in response to the staff’s comments, we have identified many of these disclosures with numbered references in the margins of the marked courtesy copies that correspond to the numbered comments in the staff’s letter and to the additional comment.

All page number references in the Company’s responses are to the page numbers in the joint proxy statement/prospectus included in Amendment No. 3.

Background of the Mergers, page 147

1.     Please revise to include the disclosure requested in prior comment seven for each of the financial advisors’ preliminary presentations that you mention in the Background section, such as Deutsche Bank’s preliminary analysis as to valuation and exchange ratio issues at the June 30, 2006 US LEC special meeting.

The Company has complied with the staff’s comment by including the requested disclosure on page 151. The Company confirms that there are no other disclosures concerning preliminary presentations in the Form S-4 which are not accompanied by substantially identical disclosure.

Recommendation of PAETEC’s Board of Directors; PAETEC’s Reasons for the Mergers, page 155

Recommendation of US LEC’s Board of Directors; US LEC’s Reasons for the Mergers, page 179

2.     We note your revisions in response to comments nine and 12. We reissue our prior comments as the revised language does not address how the respective boards considered, if at all, the fact that the financial advisors’ fees are contingent. Similarly revise to explain how the US LEC board’s decision to rely upon its advisors’ opinions was impacted, if at all, by the fact that both advisors recently provided services to PAETEC.

The Company has complied with the staff’s comment by revising the referenced disclosure on pages 158, 182 and 183.

Management Projections, page 204

3.     We note your revisions in response to prior comment eight. We believe that the disclosure of projections should be expanded beyond just revenue, gross profit, adjusted EBITDA and capital expenditures to include all material line items. In addition, the disclosure should reflect the projections for the additional years as provided by management to the merging party’s financial advisors. Please revise.

The Company has complied with the staff’s comment by including the requested disclosures on pages 204 and 205. The Company has also complied with the staff’s related oral comment by deleting references to the word “summary” as it relates to the projections on pages 204, 205 and 207.

4.     We note the statement at the top of page 205 that stockholders are cautioned “not to rely” on these financial projections as a predictor of future operating results or otherwise. Please remove this limiting language or qualify it to say “not to unduly rely” or such similar language.

The Company has complied with the staff’s comment by revising the referenced disclosure on page 206.

5.     You indicate in the last sentence of the first paragraph on page 206 that PAETEC used different amounts for US LEC in its analysis of the mergers, which included smaller increases for each US LEC projection presented. Please explain why PAETEC applied different amounts and disclose the extent of the changes.

The Company has complied with the staff’s comment by revising the referenced disclosure on page 204.

6.     You state in the penultimate sentence of the second paragraph on page 206 that the projections have not been included to “affect any investment decision with respect to shares of PAETEC common stock.” We believe this disclaimer is too broad as it applies to “any investment decision.” Moreover, we do not understand the reference to PAETEC. Please revise.

The Company has complied with the staff’s comment by deleting the referenced language on page 207.

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Please direct any questions or comments regarding the foregoing to the undersigned at telephone number 202/637-5534 or, in the absence of the undersigned, to Richard J. Parrino at telephone number 703/610-6174.

Very truly yours,

/s/ Charles E. Sieving

Charles E. Sieving

Enclosures

cc:	Nancy A. Lieberman
Randall H. Doud
PAETEC Holding Corp.
US LEC Corp.
Richard J. Parrino